TSX: EQX NYSE-A: EQX

 Equinox Gold Delivers Record Q3 Production and Revenue

Canadian Gold Production Increasing, Setting the Stage for a Strong 2025 Finish and Momentum into 2026

November 5, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce its Q3 2025 financial and operating results. The Company's unaudited condensed consolidated interim financial statements ("Financial Statements") and related management's discussion and analysis ("MD&A") are available for download on the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on the Company's website at www.equinoxgold.com. All financial figures are in US dollars, unless otherwise indicated.

Darren Hall, CEO of Equinox Gold, commented: "Equinox Gold delivered another solid quarter with record production of 236,382 ounces and all-in sustaining costs of $1,833 per oz. With Greenstone continuing to improve, Valentine ramping up well, and Nicaragua and Brazil reliably contributing to production and cash flow, we expect a strong finish to the year. The Company remains on track to deliver the mid-point of our 2025 consolidated production guidance, after the divestment of our Nevada assets, and before considering any production from Valentine.

"At Greenstone, operational performance advanced significantly during the quarter. In Q3, mining rates exceeded 185,000 tonnes per day, a 10% increase over Q2 and a 21% increase over Q1. Importantly, mill grades improved 13% in Q3 to 1.05 grams per tonne ("g/t") gold. This positive momentum has continued into Q4 with October mining rates exceeding 205,000 tonnes per day and mill grades improving to 1.34 g/t. The improvements underscore our confidence that Greenstone will deliver a strong Q4 and continue that momentum into 2026.

"At Valentine, commissioning continues ahead of expectations. From first ore on August 27 through to the end of October, the plant averaged 4,992 tonnes per day, or 73% of nameplate capacity. For October, the plant averaged 91% of nameplate and recoveries exceeded 93%, positioning the team well to deliver into the higher end of our Q4 Valentine production range of 15,000 to 30,000 ounces. With the ramp-up firmly on track, I anticipate Valentine will reach nameplate capacity by Q2 2026.

"During the quarter, we strengthened our balance sheet by reducing debt by $139 million and, subsequent to quarter-end, added $88 million in cash from the sale of our Nevada assets. These actions enhance financial flexibility and reinforce our commitment to balance sheet strength, portfolio optimization, and disciplined capital allocation.

"With Greenstone and Valentine ramping up, the Company is entering 2026 with growing Canadian production, improving cash flow, and a clear strategy to maximize per-share value through operational excellence, capital discipline, and continued debt reduction."

HIGHLIGHTS FOR Q3 2025 AND SUBSEQUENT EVENTS

• First gold poured at Valentine ahead of schedule on September 14, 2025, marking the launch of a second Canadian cornerstone asset (watch the gold pour video here)

• Valentine process plant commissioning progress:

- From first ore (August 27) to October 31: 4,992 tonnes per day, or 73% of nameplate capacity (6,850 tonnes per day)

- October: 6,221 tonnes per day, or 91% of nameplate capacity with mill recoveries exceeding 93% from low-grade commissioning feed

• Produced 236,382 ounces of gold, including 56,029 ounces from Greenstone, 71,119 ounces from Nicaragua, 67,629 ounces from Brazil, 27,642 ounces from Mesquite, 10,797 ounces from Pan, 2,557 ounces from Castle Mountain and 609 ounces from Valentine

- Consolidated year-to-date gold production of 634,427 ounces(1), excluding production from Los Filos, Castle Mountain and Valentine, which were not included in the Company's 2025 production guidance

• Sold 239,311 ounces of gold at an average realized gold price of $3,397 per oz

• Total cash costs of $1,434 per oz and all-in sustaining costs ("AISC") of $1,833 per oz(2)

• Cash flow from operations before changes in non-cash working capital of $322.1 million ($240.8 million after changes in non-cash working capital)

• Mine-site free cash flow before changes in non-cash working capital of $304.3 million ($223.0 million after changes in non-cash working capital)(2)

1 Year-to-date, Q1 and Q2 production includes full-period production from the assets ("Calibre Assets") acquired through the merger with Calibre Mining from January 1, 2025, to align with the Company's 2025 Production guidance issued on June 11, 2025.

2 Cash costs per oz sold, AISC per oz sold, mine-site free cash flow, adjusted net income, adjusted earnings per share, adjusted EBITDA, sustaining expenditures, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

• Revenue of $819.0 million

• Adjusted EBITDA of $420.0 million(2)

• Income from mine operations of $280.1 million

• Net income of $85.6 million or $0.11 per share (basic)

• Adjusted net income of $147.4 million or $0.19 per share(2)

• AISC contribution margin of $1,565 per oz, driven by higher realized gold prices and cost discipline, underpinning strong adjusted EBITDA and mine-site free cash flow(2)

• Retired $139.3 million of debt with conversion of September 2020 convertible notes

• Cash and equivalents (unrestricted) of $348.5 million at September 30, 2025, not including $88 million from the sale of our Nevada assets which closed after quarter end

• Net debt of $1,278.2 million at September 30, 2025(2)

• Greenstone operational improvements yielding positive results:

- Expit mining increased 11% in Q3 vs Q2, averaging 185,000 tonnes per day

- Process grades increased 13% in Q3 vs Q2, averaging 1.05 g/t gold

• Castle Mountain Phase 2 federal record of decision targeted for December 2026, following acceptance of the project into the United States Federal Permitting Improvement Steering Council's FAST-41 program

• Portfolio optimization underway with sale of non-core Nevada assets for $115 million (see news release dated August 7, 2025; the transaction closed on October 1, 2025)

• Resource expansion and discovery drilling continues across the portfolio with significant activity in Newfoundland, Nicaragua, and Mesquite, and recently commenced exploration activity at Los Filos

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2025(5)	June 30, 2025	September 30, 2024	September 30, 2025(5)	September 30, 2024
Gold produced from operating assets included in Updated 2025 Guidance	oz	233,216	219,122	-	634,427	-
Less: Gold produced from Calibre Assets before close of Calibre Acquisition	oz	-	(71,743)	-	(143,282)	-
Add: Gold produced from assets not included in Updated 2025 Guidance	oz	3,166	3,470	-	41,376	-
Gold produced(4)	oz	236,382	150,849	173,983	532,609	407,929
Gold sold(4)	oz	239,311	148,938	173,973	536,169	405,901
Average realized gold price	$/oz	3,397	3,207	2,461	3,196	2,310
Cash costs per oz sold(1)(2)	$/oz	1,434	1,478	1,720	1,539	1,678
Cash costs per oz sold(1)(2) - excluding Los Filos(3)	$/oz	1,434	1,478	1,567	1,494	1,567
AISC per oz sold(1)(2)	$/oz	1,833	1,959	1,994	1,932	1,994
AISC per oz sold(1)(2) - excluding Los Filos(3)	$/oz	1,833	1,959	1,894	1,904	1,872
Financial data
Revenue	M$	819.0	478.6	428.4	1,721.4	939.1
Income from mine operations	M$	280.1	159.8	101.4	473.6	133.9
Net income	M$	85.6	23.8	0.3	33.9	311.0
Earnings per share (basic)	$/share	0.11	0.05	-	0.06	0.81
Adjusted EBITDA(1)	M$	420.0	199.1	145.0	760.5	255.6
Adjusted net income (loss)(1)	M$	147.4	55.2	40.5	169.6	27.5
Adjusted EPS(1)	$/share	0.19	0.11	0.09	0.29	0.07
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	348.5	406.7	167.8	348.5	167.8
Net debt(1)	M$	1,278.2	1,373.7	1,314.7	1,278.2	1,314.7
Operating cash flow before changes in non-cash working capital	M$	322.1	126.0	130.1	521.4	217.5

(1) Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS, mine-site free cash flow, AISC contribution margin and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Consolidated cash cost per oz sold and AISC per oz sold excludes Castle Mountain results after August 31, 2024 when residual leaching commenced and Los Filos results after operations were indefinitely suspended on April 1, 2025. Consolidated cash cost per oz sold and AISC per oz sold includes Greenstone from November 6, 2024 when the mine reached commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.

(3) Consolidated cash cost per oz sold and AISC per oz sold have been adjusted to exclude the results from Los Filos which were excluded from the Updated 2025 Guidance.

(4) Gold produced for the three months ended September 30, 2025 includes 0 and 2,557 ounces produced at Los Filos and Castle Mountain, respectively; gold sold for the three months ended September 30, 2025 includes 1,973 and 2,554 ounces sold at Los Filos and Castle Mountain, respectively. Gold produced for the nine months ended September 30, 2025 includes 33,013 and 7,754 ounces produced at Los Filos and Castle Mountain, respectively; gold sold for the nine months ended September 30, 2025 includes 36,837 and 7,757 ounces sold at Los Filos and Castle Mountain, respectively.

(5) Operating and financial data for the nine months ended September 30, 2025 includes results from Pan and Nicaragua Operations from the date of completion of the Calibre Acquisition of June 17, 2025.

(6) Numbers in tables throughout this news release may not sum due to rounding.

Additional information regarding the Company's financial and operating results can be found in the Company's Q3 2025 Financial Statements and accompanying MD&A for the three and nine months ended September 30, 2025. These documents are available for download on the Company's website at www.equinoxgold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

CONFERENCE CALL AND WEBCAST

The Company will host a conference call and webcast on Thursday, November 6, 2025, commencing at 7:00 am PT (10:00 am ET) to discuss its third quarter results.

Conference call

Toll-free in U.S. and Canada: 1-833-752-3366

International callers: +1 647-846-2813

Webcast login

Equinox Gold | Financials

ABOUT EQUINOX GOLD

Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

EQUINOX GOLD CONTACT

Ryan King

EVP Capital Markets

T: 778.998.3700

E: ryan.king@equinoxgold.com

E: ir@equinoxgold.com

NON-IFRS MEASURES

This news release refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash Costs and Cash Costs per oz Sold

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs, net of non-recurring items that are not reflective of the underlying operating performance of the Company, and are net of silver revenue. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver revenue as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz Sold

The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is outlined below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs. This measure seeks to reflect the full cost of gold production from current operations; therefore, expansionary capital and non-sustaining expenditures are excluded.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$'s in millions, except ounce and per oz figures	Three months ended			Nine months ended
	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Operating expenses	371.9	229.7	268.3	894.2	656.2
Silver revenue	(6.0)	(1.3)	(0.4)	(7.9)	(1.7)
Fair value adjustment on acquired inventories	(24.3)	1.4	(3.1)	(26.5)	(15.7)
Non-recurring charges recognized in operating expenses(1)	-	(10.7)	-	(36.8)	-
Pre-commercial production and development stage operating expenses (2)	(5.0)	(6.0)	(43.0)	(17.0)	(50.5)
Total cash costs	$336.6	$213.1	$221.8	$806.0	$588.2
Sustaining capital	84.9	62.1	30.9	184.4	95.9
Sustaining lease payments	3.6	2.9	1.6	8.4	6.3
Reclamation expense	6.5	6.0	3.0	16.2	8.5
Sustaining exploration expense	-	-	0.2	-	0.7
Pre-commercial production and development stage sustaining expenditures(2)	(1.4)	(1.7)	(0.4)	(3.2)	(0.5)
Total AISC	$430.3	$282.5	$257.2	$1,011.9	$699.1
Gold oz sold	239,311	148,938	173,973	536,169	405,901
Gold oz sold from entities during pre-commercial production and development stages(2)	(4,527)	(4,713)	(45,028)	(12,462)	(55,386)
Adjusted gold oz sold	234,784	144,225	128,945	523,707	350,515
Cash costs per gold oz sold	1,434	$1,478	$1,720	1,539	$1,678
AISC per oz sold	$1,833	$1,959	$1,994	$1,932	$1,994

(1) Non-recurring charges recognized in operating expenses relate to a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.

(2) Consolidated cash cost per oz sold and AISC per oz sold exclude Castle Mountain results after August 31, 2024 when residual leaching commenced, Los Filos results after March 31, 2025 as operations were indefinitely suspended on April 1, 2025 and Greenstone results for the period prior to November 6, 2024 when the mine reached commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.

(3) Consolidated cash cost per oz sold and AISC per oz sold include results from Pan and Nicaragua (Limon and Libertad) from the date of the Calibre Acquisition of June 17, 2025.

Sustaining Capital and Sustaining Expenditures

The following table provides a reconciliation of sustaining capital expenditures to the Company's total capital expenditures for continuing operations:

	Three months ended			Nine months ended
$'s in millions	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Capital additions to mineral properties, plant and equipment(1)	$266.9	$118.2	$146.9	$477.8	$420.4
Less: Non-sustaining capital at operating sites	(50.1)	(17.9)	(14.8)	(109.1)	(29.5)
Less: Non-sustaining capital for pre-commercial production and development stages(3)	(98.4)	(16.2)	(92.1)	(116.2)	(248.9)
Less: Other non-cash additions(2)	(33.6)	(22.0)	(9.1)	(67.9)	(46.1)
Sustaining capital - consolidated	$84.9	$62.1	$30.9	$184.4	$95.9
Add: Sustaining lease payments	3.6	2.9	1.6	8.4	6.3
Add: Sustaining reclamation expense	6.5	6.0	3.0	16.2	8.5
Add: Sustaining exploration expense	-	-	0.2	-	0.7
Less: Sustaining expenditures for entities in pre-commercial production and development stages(3)	(1.4)	(1.7)	(0.4)	(3.2)	(0.5)
Sustaining expenditures - operating mine sites	$93.7	$69.4	$35.3	205.9	110.8

(1) Per note 7 of the consolidated financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.

(2) Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

(3) Relates to Castle Mountain after August 31, 2024 when residual leaching commenced, Los Filos after March 31, 2025 as operations were indefinitely suspended on April 1, 2025, Greenstone for the period prior to November 6, 2024 when the mine reached commercial production and Valentine as the mine has not yet achieved commercial production.

Total Mine-Site Free Cash Flow

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Nine months ended
$'s in millions	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Operating cash flow before non-cash changes in working capital	$322.1	$126.0	$130.1	$521.4	$217.5
Fair value adjustments on acquired inventories	24.3	(1.4)	3.1	26.5	5.9
Non-recurring charges recognized in operating expenses(1)	-	10.7	-	36.8	-
Operating cash flow (generated) used by non-mine site activity(2)	106.9	106.9	(38.5)	253.7	(19.1)
Cash flow from operating mine sites	$453.3	$242.1	$94.7	$838.4	$204.3

Less: Capital expenditure from operating mine sites
Mineral property, plant and equipment additions	$266.9	118.2	146.9	$477.8	420.4
Capital expenditures relating to pre-commercial production and development projects, corporate and other non-cash additions	(131.8)	(38.2)	(101.2)	(184.0)	(295.0)
	135.1	80.0	45.7	293.8	125.4

Less: Lease payments related to non-sustaining capital items	5.1	5.4	3.0	15.3	16.3
Less: Non-sustaining exploration expense	8.9	2.1	2.1	12.8	5.4
Total mine-site free cash flow before changes in non-cash working capital	$304.3	$154.5	$43.9	$516.5	$57.2
(Increase) decrease in non-cash working capital	$(81.3)	$23.9	$9.4	$(93.2)	$(98.6)
Total mine site free cash flow after changes in non-cash working capital	$223.0	$178.4	$53.3	$423.3	$(41.4)

(1) Non-recurring charges recognized in operating expenses for the nine months ended September 30, 2025 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.

(2) Includes taxes paid that are not factored into mine-site free cash flow and is included in operating cash flow before non-cash changes in working capital in the statement of cash flows. Also includes operating cash flow for projects in pre-commercial production and development stage, including Castle Mountain results after August 31, 2024 when residual leaching commenced, Los Filos when the Company suspended operations on April 1, 2025, Greenstone for the period prior to November 6, 2024 when the mine reached commercial production and Valentine as the mine has not yet achieved commercial production.

AISC Contribution Margin, EBITDA and Adjusted EBITDA

The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:

AISC Contribution Margin

	Three months ended			Nine months ended
$'s in millions	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Revenue	$819.0	$478.6	$428.4	$1,721.4	$939.1
Less: silver revenue	(6.0)	(1.3)	(0.4)	(7.9)	(1.7)
Less: AISC	(430.3)	(282.5)	(257.2)	(1,011.9)	(699.1)
Less: revenue from entities during pre-commercial production and development stages(1)	$(15.3)	$(14.4)	$(109.5)	$(39.0)	$(133.5)
AISC contribution margin	$367.4	$180.4	$61.3	$662.6	$104.9
Gold ounces sold	239,311	148,938	173,973	536,169	405,901
Less: gold oz sold from entities during pre-commercial production and development stages(1)	(4,527)	(4,713)	(45,028)	(12,462)	(55,386)
Adjusted gold ounces sold	234,784	144,225	128,945	523,707	350,515
AISC contribution margin per oz sold	$1,565	$1,251	$475	$1,265	$299

(1) AISC contribution margin excludes Castle Mountain effective from August 31, 2024 when the Company began reporting it as a development project when residual leaching commenced; Los Filos from April 1, 2025 when the Company suspended operations; and Greenstone for the period prior to November 6, 2024 when the mine reached commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.

(2) AISC contribution margin include results from Pan and Nicaragua (Limon and Libertad) from the date of the Calibre Acquisition of June 17, 2025.

EBITDA and Adjusted EBITDA

	Three months ended			Nine months ended
$'s in millions	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net income (loss)	$85.6	23.8	0.3	$33.9	311.0
Income tax expense	29.4	25.5	36.5	65.5	242.9
Depreciation and depletion	172.5	95.6	59.3	365.7	150.1
Finance expense	50.9	45.3	19.7	144.5	57.8
Finance income	(3.2)	(2.5)	(2.0)	(7.8)	(6.3)
EBITDA	$335.1	$187.8	$113.8	$601.9	$755.5
Non-cash share-based compensation expense	6.5	4.5	2.4	13.9	7.6
Unrealized (gain) loss on gold contracts	16.5	(10.6)	18.0	32.9	28.4
Unrealized (gain) loss on foreign exchange contracts	(3.3)	(30.2)	(4.4)	(67.8)	33.2
Unrealized foreign exchange (gain) loss	(1.9)	11.7	4.9	15.9	(8.1)
Change in fair value of Greenstone Contingent Consideration	16.4	6.1	9.9	37.5	22.7
Change in fair value of 2025 Convertible Notes conversion option	18.8	-	-	18.8	-
Gain on modification of debt	(13.0)	-	-	(13.0)	(5.4)
Gain on remeasurement of previously held interest in Greenstone	-	-	-	-	(579.8)
Other (income) expense	7.3	2.6	(2.8)	11.0	(15.0)
Transaction-related costs	13.0	9.0	-	25.3	0.8
Fair value adjustments on acquired inventories	24.3	(1.4)	3.1	26.5	15.7
Non-recurring charges recognized in operating expense(1)	-	11.7	-	40.2	-
Non-recurring charges recognized in care and maintenance expense	$0.2	8.0	-	$17.6	-
Adjusted EBITDA	$420.0	$199.1	$145.0	$760.5	$255.6

(1) Non-recurring charges recognized in operating expenses for the nine months ended September 30, 20205 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.

Adjusted Net Income and Adjusted EPS

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Nine months ended
$'s and shares in millions	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net income (loss) attributable to Equinox Gold shareholders	$85.6	$23.8	$0.3	$33.9	$311.0
Add (deduct):
Non-cash share-based compensation expense	6.5	4.5	2.4	13.9	7.6
Unrealized (gain) loss on gold contracts	16.5	(10.6)	18.0	32.9	28.4
Unrealized (gain) loss on foreign exchange contracts	(3.3)	(30.2)	(4.4)	(67.8)	33.2
Unrealized foreign exchange (gain) loss	(1.9)	11.7	4.9	15.9	(8.1)
Change in fair value of Greenstone Contingent Consideration	16.4	6.1	9.9	37.5	22.7
Change in fair value of 2025 Convertible Notes conversion option	18.8	-	-	18.8	-
Gain on modification of debt	(13.0)	-	-	(13.0)	(5.4)
Gain on remeasurement of previously held interest in Greenstone	-	-	-	-	(579.8)
Transaction-related costs	13.0	9.0	-	26.1	0.8
Fair value adjustments on acquired inventories	24.3	(1.4)	3.1	26.5	15.7
Non-recurring charges recognized in operating expense(1)	-	11.7	-	40.2	-
Non-recurring charges recognized in care and maintenance expense	0.2	8.0	-	17.6	-
Other (income) expense	7.3	2.6	(2.8)	11.0	(15.0)
Non-recurring charge recognized in tax expense	1.2	24.5	-	25.6	-
Income tax impact related to above adjustments	(7.5)	5.8	(0.6)	(15.9)	181.5
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(16.8)	(10.2)	9.6	(33.6)	34.8
Adjusted net income (loss)	$147.4	$55.2	$40.5	$169.6	$27.5
Basic weighted average shares outstanding	771.3	499.4	428.5	576.6	381.8
Diluted weighted average shares outstanding	781.9	506.1	434.5	583.6	461.7
Adjusted income (loss) per share - basic ($/share)	$0.19	$0.11	$0.09	$0.29	$0.07
Adjusted income (loss) per share - diluted ($/share)	$0.19	$0.11	$0.09	$0.29	$0.06

(1) Non-recurring charges recognized in operating expenses relate to a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.

Net Debt

A reconciliation of net debt is provided below.

$'s in millions	September 30, 2025	June 30, 2025	September 30, 2024
Current portion of loans and borrowings	$144.3	$220.3	$273.8
Non-current portion of loans and borrowings	1,482.4	1,560.0	$1,208.7
Total debt	1,626.7	1,780.3	$1,482.5
Less: Cash and cash equivalents (unrestricted)	(348.5)	(406.7)	$(167.8)
Net debt	$1,278.2	$1,373.7	$1,314.7

CAUTIONARY NOTES & FORWARD-LOOKING STATEMENTS

This news release includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information Forward-looking Information in this news release includes: the Company's strategic vision and expectations for exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including shareholder returns; expectations for Greenstone and Valentine operations, including achieving design capacity, anticipated production and cost guidance; potential future mining opportunities around Valentine and anticipated Castle Mountain Phase 2, receipt of required approvals and permits and effectiveness of the FAST-41 designation; the Company's ability to improve cash flow and reduce debt. Forward-looking Information is typically identified by words such as "believe", "will", "achieve", "grow", "plan", "expect", "estimate", "anticipate", "target", and similar terms, including variations like "may", "could", or "should", or the negative connotation of such terms. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them. Forward-looking Information is based on the Company's current expectations and assumptions, including: achievement of exploration, production, cost and development goals; completion and ramp up at Valentine; achieving design capacity at Greenstone and Valentine operations; timely execution of the Aurizona expansion and Castle Mountain permitting; stable gold prices and input costs; availability of funding, accuracy of Mineral Reserve and Mineral Resource estimates; successful long-term agreements with Los Filos communities and management of suspended operations; adherence to mine plans and schedules; expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with workers, unions and communities; maintenance and timely receipt of permits and regulatory approvals; compliance with environmental and safety regulations; and constructive engagement with Indigenous and community partners.  While the Company considers these assumptions reasonable, they may prove incorrect.  Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section "Risk Factors in in the Company's MD&A dated March 13, 2025 for the year ended December 31, 2024, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section "Risk Factors" in Calibre Mining's MD&A dated February 19, 2025 for the year ended December 31, 2024 and the section titled "Risk Factors" in Calibre Mining's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information reflects management's current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.

TECHNICAL INFORMATION

David Schonfeldt, P.Geo, Vice President, Mine Geology, is the Qualified Person under NI 43-101 for Equinox Gold and has reviewed and approved the technical content of this document.